UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-30397
CUSIP NUMBER

(Check one):	☐	Form 10-K and Form 10-KSB
	☐	Form 20-F
	☐	Form 11-K
	☒	Form 10-Q and Form 10-QSB
	☐	Form N-SAR

For Period Ended:   March 31, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

        Full Name of Registrant:   ActiveCore Technologies, Inc..

        Former Name if Applicable:   IVP Technology Corporation

        1156 Front Street West, Suite 210
        Address of Principal Executive Office (Street and Number)

        Toronto, Ontario M5J 2L6 Canada
        City, State and Zip Code

PART II - RULES  12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 10, 2005 the company replaced its former auditor with BDO Dunwoody LLP the Registrant respectfully requests an extension of the filing date of its Annual Report on Form 10-QSB for the period ended March 31, 2005.

PART IV - OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification:

Peter J. Hamilton	(416)	252-6200
(Name)	(Area Code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          ☐  Yes  ☒ No

The company has not filed its Form 10-K in respect of its fiscal year ended December 31, 2004.

        (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

          ☒  Yes   ☐No

        If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The quarterly statement will reflect the acquisition of Cratos Technology Solutions Inc.

          ActiveCore Technologies, Inc.

      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005	By:	/s/ Peter J. Hamilton
Name: Peter J. Hamilton
Title: President and Chief Executive Officer